SunCoke Energy, Inc.

1011 Warrenville Road, Suite 600

Lisle, Illinois 60532

September 24, 2013

Terence O’Brien

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunCoke Energy, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 22, 2013

Form 10-Q for the Period Ended June 30, 2013

Filed July 30, 2013

File No. 1-35243

Dear Mr. O’Brien:

This letter contains additional information in connection with the responses of SunCoke Energy Inc. (the “Registrant”) to comment 5 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 27, 2013 regarding the above-referenced filings and additional information requested by the Staff in telephone conversations on September 20, 2013.

For your convenience, we have repeated in bold type the Staff’s comment number 5 below, prior to the Registrant’s response.

Accompanying this letter, the Registrant is submitting certain information to the Commission on a confidential, supplemental basis (the “Supplemental Letter”) pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b-4”). Accordingly, such supplemental information is not filed with this letter. The Registrant respectfully requests that such supplemental information be returned to the Registrant, upon completion of the Staff’s review, pursuant to Rule 12b-4.

In addition, in accordance with Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), the Registrant requests confidential treatment of such supplemental information. Please promptly inform the Registrant of any request for any or all of such supplemental information made pursuant to the Freedom of Information Act or otherwise so that the Registrant may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Pursuant to Rule 83, I have also submitted, on behalf of the Registrant, a separate request for confidential treatment of this information.

Securities and Exchange Commission

September 24, 2013

Form 10-Q for the Period Ended June 30, 2013 Note 18. Business Segment Information, page 18

1.	You have aggregated the Jewell, Indiana Harbor, Haverhill, Granite City and Middletown cokemaking facilities operating segments into the domestic coke reportable segment beginning in January 2013 given that you believe the facilities have similar long-term economic characteristics. Prior to 2011, the results of the Jewell cokemaking facility were not comparable to your other domestic cokemaking facilities due to a difference in pricing for the coal component of the coke price. Beginning in January 2011, the coal component of the coke price in the Jewell Coke sales agreement was changed. As a result, you determined that the economic characteristics of the Jewell cokemaking facility became similar to the other domestic cokemaking facilities. In looking at Adjusted EBITDA as a percentage of sales and other operating revenue for 2012 and 2011 for Jewell coke and other domestic coke as reported in the Form 10-K for the year ended December 31, 2012, we note there appear to be significant variances in these percentages as well as trends in these percentages between these two segments. Specifically, for the year ended December 31, 2012, adjusted EBITDA as a percentage of sales and other operating revenue was 17.6% for Jewell coke compared to 13% for other domestic coke. For the year ended December 31, 2011, adjusted EBITDA as a percentage of sales and other operating revenue was 17.9% for Jewell coke compared to 7.4% for other domestic coke. In light of these differences, please help us better understand how you determined that the economic characteristics of Jewell coke were similar to the other operating segments included in the domestic coke reportable segment and correspondingly it was appropriate to aggregate into one reportable segment pursuant to ASC 280-10-50-11. Please also provide us with all of the financial information provided to your chief operating decision maker for each of the last three years ended December 31, 2012, as well as the six months ended June 30, 2013.

Response We acknowledge the Staff’s comment. As requested, all of the financial information provided to the chief operating decision maker (the “CODM”) for the six months ended June 30, 2013 is being submitted confidentially to the Staff under separate cover. In addition, we have also included information provided to the CODM for the months of July 2013 and August 2013 in the Supplemental Letter submitted confidentially to the Staff. See Appendix A to the Supplemental Letter.

In telephone conversations on September 20, 2013, the Staff requested that the Registrant provide Revenue, Revenue per ton, Adjusted EBITDA and Adjusted EBITDA per ton information for each domestic coke plant for the fiscal years ended December 31, 2011 and December 31, 2012 and the six month period ended June 30, 2013. As requested, Revenue, Revenue per ton, Adjusted EBITDA and Adjusted EBITDA per ton for each domestic coke plant for fiscal years 2011 and 2012 and the six months ended June 30, 2013 is being submitted confidentially to the Staff under separate cover. See Appendix B of the Supplemental Letter.

Securities and Exchange Commission

September 24, 2013

The Registrant respectfully advises the Staff that the information presented in Appendix B of the Supplemental Letter is not routinely prepared for evaluation by the CODM or executive management. As discussed below, Revenue and Revenue per ton are not meaningful metrics, due to the pass-through nature of our contracts. For this reason, Adjusted EBITDA per ton as a percentage of Revenue is not a useful metric and is not reviewed by the CODM or executive management. As an alternative, our CODM reviews Adjusted EBITDA per ton. However, for the reasons discussed below, the CODM reviews Adjusted EBITDA per ton on a consolidated basis, not on an individual plant basis.

Given the pass-through nature of our contracts, revenue is not a meaningful metric. Under all of our coke sales agreements, the landed cost of coal is billed, or passed through, to our customers, and any increase or decrease in coal price is absorbed by them. When targeted coal-to coke yields are achieved, the price of coal does not significantly impact Adjusted EBITDA at any of our cokemaking facilities but such coal price volatility can result in significant variation in revenue. As such, Adjusted EBITDA as a percentage of sales and other operating revenue is not used internally and is not considered useful by the CODM.

Prior to 2013, information presented to the CODM occasionally included Adjusted EBITDA per ton on an individual plant basis, but the CODM did not routinely review this measure on an individual plant basis. Beginning in 2013 information presented to the CODM has not included Adjusted EBITDA per ton for each domestic plant. Rather, since the time of our IPO, the CODM has consistently reviewed Adjusted EBITDA per ton on a consolidated basis. The primary focus of the CODM and executive management is on the domestic cokemaking operations as a whole. Given the design and operating similarity of our cokemaking facilities the Registrant’s key operating functions (procurement, engineering, technology, maintenance and commercial) are centralized and shared across facilities. Further, we adhere to a management program designed to drive the reliable and cost-efficient operation of our cokemaking facilities through standardized processes, procedures and management systems that we refer to as the “SunCoke Way.” Our centralized coal procurement function strives to optimize coal blend and maximize yield. Our centralized engineering and technology functions standardize operating and maintenance practices to improve reliability, increase production flexibility, decrease equipment cost and optimize assets. The SunCoke Way facilitates learning amongst facilities for the betterment of the entire fleet. We often move/loan personnel from one facility to another to optimize fleet performance and enhance personnel development, generally without any cross-charges between facilities. We also share and reallocate capital amongst the cokemaking operations based on the needs of the entire fleet. Additionally, we manage our relationships with our customers based on a fleet view. For example, we have substituted coke production and sales from one facility with another. To reinforce the one fleet view and ensure compliance with SunCoke Way, compensation metrics are based on consolidated domestic coke results basis rather than individual plant performance.

Securities and Exchange Commission

September 24, 2013

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1000, or to Michael Swidler at Vinson & Elkins, at 212-237-0020.

Very truly yours,

/s/ Fay West
Fay West
Vice President and Controller

cc:	Angie Kim (Securities and Exchange Commission)

John Hodgin (Securities and Exchange Commission)

Mark E. Newman (SunCoke Energy, Inc.)

John J. DiRocco, Jr. (SunCoke Energy, Inc.)

Michael Swidler (Vinson & Elkins L.L.P.)

Rachel Packer (Vinson & Elkins L.L.P.)